UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:


1. Press release dated December 2, 2008, relating to Tongxin
   International Ltd. Marcus Chao to Board of Directors


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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name: Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date: December 2, 2008


=================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated December 2, 2008, relating to Tongxin
   International Ltd. Marcus Chao to Board of Directors


=================================================================

Tongxin International, Ltd. Appoints Marcus Chao to Board of
Directors

International Business and Manufacturing Experience Adds Depth to Independent Board

NEW YORK and CHANGSHA, China, December 2nd, 2008 /Xinhua-PRNewswire-FirstCall/- Tongxin International, Ltd.
("Tongxin") ("Company") (NASDAQ: TXIC- News) a manufacturer of engineered commercial vehicle body structures ("EVBS"), SUV passenger vehicle bodies and stamped body parts for the Chinese commercial vehicle market, today announced the appointment of Mr. Marcus Chao to Tongxin International's board of directors. Mr. Chao's appointment will total Tongxin's board of directors to nine members.
Mr. Chao has over 30 years of management experience in global corporations. His background covers materials, engineering, manufacturing, supply management, and business development for
manufacturing companies in the automotive industry.   Prior to
his retirement from Delphi Global Supply Management as a Director in 2005, Mr. Chao was the Chairman and President of
Delphi (China) Holding Company from 1995 to 2001.   From 2001
through 2007, Chao developed and served as CEO & President for the Shanghai-based Lean Enterprise China Inc (LEC), an affiliate organization to the Lean Enterprise Institute (LEI) for greater China. Both LEC and LEI are non-profit organizations promoting and educating lean manufacturing practices in China.

Mr. Chao holds a bachelor degree in Taiwan and a Ph.D. in Chemistry from the University of Kansas. He also received a MBA from Wayne State University. Mr. Chao has been an active leader in the Asian-American communities in Michigan and served as the president of the Association of Chinese Americans and the Detroit Chinese Professional and Academic Association. He currently serves on the board of directors for the Asian Pacific American Chamber of Commerce and Wu Manufacturing for Excellence Foundation.

Mr. Rudy Wilson, CEO of Tongxin International, welcomed Marcus Chao to the board. "We believe that Mr. Chao's extensive experience in corporate and international business will add great value to our Board", Wilson stated. "Marcus' experience with lean manufacturing and his work in China for the field will also provide us valuable insight into our own practices and areas we can improve productivity, manage costs and maximize profits." Wilson commented.


About Tongxin International, Ltd.

Tongxin International Ltd. is the largest independent OEM supplier of EVBS in China. The Company is capable of providing EVBS for both the commercial vehicle and light vehicle market segments, in addition to designing, fabricating and testing dies used in the manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin services more than 130 commercial vehicle manufacturers in China and select export markets.


Cautionary Statement Regarding Forward Looking Information

This press release contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts, including targeted net income. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and statements which may include discussions of strategy, and statements about industry trends future performance, operations and products of the entities referred to above. Our actual results may differ materially depending on a number of risk factors including, but not limited to, our ability to timely and accurately complete orders for our products, our dependence on a limited number of major customers, political and economic conditions within the PRC, our ability to expand and grow our distribution channels, general economic conditions which affect consumer demand for our products, the effect of terrorist acts, or the threat thereof, on consumer confidence and spending, acceptance in the marketplace of our new products and changes in consumer preferences, foreign currency exchange rate fluctuations, our ability to identify and successfully execute cost control initiatives, and other risks outlined above and in the "risk factors" described in our other public filings. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risks factors detailed in our reports filed with the Securities and Exchange Commission. We undertake no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

For more information, please contact:

John Mattio
HC International, Inc.
Tel: +1-914-669-5340
Email: john.mattio@hcinternational.net